Filed by Affymetrix, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Commission File No. 000-28218

          The following is a press release distributed by Affymetrix, Inc. on June 13, 2005.

Affymetrix
Media Contact:
Wes Conard
Director, Public Relations
408-731-5791

Investor Contact:
Doug Farrell
Vice President, Investor Relations
408-731-5285

Affymetrix and ParAllele Launch Industry’s Most
Comprehensive Product Line for Targeted Genotyping

MegAllele™ Assays and GeneChip® Technology Enable Customers to Genotype
Up to 10,000 Custom or Pre-defined SNPs

SANTA CLARA, Calif., June 13, 2005 – Affymetrix Inc. (Nasdaq: AFFX) and ParAllele BioScience Inc., today announced the recent launch of a broad line of MegAllele™ assays for targeted single nucleotide polymorphism (SNP) genotyping applications. Co-developed during a two-year collaboration between the two companies, the assay products work with Affymetrix’ industry standard GeneChip® Scanner (GCS) 3000 System with a newly available MegAllele four-color capability, to easily and cost-effectively genotype panels containing up to 10,000 custom or pre-defined SNPs. As announced on May 31, Affymetrix has entered into a definitive agreement to acquire ParAllele. The acquisition is expected to close in the third quarter of 2005.

To accelerate research on specific applications, scientists are now using several available panels of pre-optimized SNPs, including whole-genome coding SNP analysis, disease-related studies and common animal models. Affymetrix and ParAllele are also continuing to work together to develop a variety of additional SNP panels targeted at specific diseases that will be available later in 2005.

The highly flexible assays offer researchers the ability to focus on specific regions of the genome more quickly and in greater detail than ever before. By leveraging the highly multiplexed MegAllele assay, scientists are able to generate more data per experiment at a more cost-effective rate.

“The new GCS 3000 MegAllele System provides scientists with the freedom to design virtually any experiment they want using either custom or off-the-shelf assays,” said Greg Yap, Vice President of DNA Products, Affymetrix. “Our recent agreement to acquire ParAllele will help us better serve our customers by accelerating the rate at which we deliver new products to market and driving innovative assay development.”

“By combining ParAllele’s proprietary assay technology with Affymetrix’ existing family of genotyping and expression products, researchers will be able to benefit from the broadest possible menu of market-leading products,” said Elizabeth Krodel, Senior Vice President of Product Development of ParAllele. “These latest assays are a direct result of the highly productive two-year collaboration between Affymetrix and ParAllele.”

The GCS 3000 MegAllele System runs the full range of Affymetrix’ genotyping and expression products. Available as both a complete system and an upgrade to existing systems, it features a four-color scanning capability, peripheral instrumentation, software, computer hardware, reagent kits and arrays for the full range of custom and application-specific genotyping experiments.

In addition, Affymetrix today announced the latest upgrade to its industry standard GCS 3000 System. The GCS 3000 7G offers improved scanning performance and support for the next-generation of high-density, high information content arrays. The GCS 3000 MegAllele System includes 7G capabilities.

About Affymetrix:
Affymetrix scientists invented the world's first microarray in 1989 and began selling the first commercial microarray in 1994. Since then, Affymetrix GeneChip® technology has become the industry standard in molecular biology research. Affymetrix technology is used by the world's top pharmaceutical, diagnostic and biotechnology companies as well as leading academic, government and not-for-profit research institutes. More than 1,200 systems have been shipped around the world and more than 3,000 peer-reviewed papers have been published using the technology. Affymetrix' patented photolithographic manufacturing process provides the most information capacity available today on an array, enabling researchers to use a whole-genome approach to analyze the relationship between genetics and health. Headquartered in Santa Clara, Calif., Affymetrix has subsidiaries in Europe and Asia in addition to manufacturing facilities in Sacramento, Calif. and Bedford, Mass. The company has about 900 employees worldwide. For more information about Affymetrix, please visit the company's website at www.Affymetrix.com

About ParAllele BioScience:
ParAllele BioScience is accelerating healthcare breakthroughs by providing comprehensive genetic discovery solutions to the life science research, pharmaceutical and diagnostic sectors. The company's products and services utilize a unique approach that leverages novel biochemical processes rather than complex instrumentation to discover and analyze minute variations in the human genome. The understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to new and more effective drugs, predictive diagnosis, and the ability to better tailor therapies to individual patients. To date, ParAllele has established research collaborations with multiple large pharmaceutical companies and prestigious academic and government institutions. Headquartered in South San Francisco, Calif., ParAllele BioScience was founded by a team of leading researchers from the Stanford Genome Technology Center and Uppsala University. The company's investors include Abingworth Management, Index Ventures, Mohr Davidow Ventures and Versant Ventures. For more information about ParAllele, please visit the company's website at www.ParAllelebio.com.

All statements in this press release that are not historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies" or the like. Such statements are subject to risks and uncertainties that could cause actual results to differ materially for Affymetrix from those projected, including, but not limited to the Company’s expectation that its acquisition of ParAllele will be completed in the third quarter of 2005, risks of the Company's ability to achieve and sustain higher levels of revenue, higher gross margins, reduced operating expenses, uncertainties relating to technological approaches, manufacturing, product development (including uncertainties relating to commercial and technological success of the MegAllele Assays discussed in this press release), personnel retention, uncertainties related to cost and pricing of Affymetrix products, dependence on collaborative partners, uncertainties relating to sole source suppliers, uncertainties relating to FDA and other regulatory approvals, competition, risks relating to intellectual property of others and the uncertainties of patent protection and litigation. These and other risk factors are discussed in Affymetrix' Form 10-K for the year ended December 31, 2004 and other SEC reports, including its Quarterly Reports on Form 10-Q for subsequent quarterly periods. Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Affymetrix' expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Important Information for ParAllele Investors and Shareholders:
Affymetrix will file a registration statement on Form S-4 containing a prospectus with the SEC in connection with its proposed acquisition of ParAllele. Affymetrix urges ParAllele's investors and shareholders to read these documents when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Affymetrix are available free of charge by contacting Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051, Attention: Investor Relations, phone: 408-731-5000.

NOTE: Affymetrix, the Affymetrix logo, and GeneChip are registered trademarks owned or used by Affymetrix Inc.